UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period August 2005______	File No. ___0-51016____

Exeter Resource Corporation

 (Name of Registrant)

Suite 301, 700 West Pender Street, Vancouver, British Columbia  Canada V6C 1G8

(Address of principal executive offices)

1.

La Cabeza Technical Report

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Exeter Resource Corporation

(Registrant)

Dated: August 19, 2005	Signed: /s/ Bryce Roxburgh Bryce Roxburgh, President/CEO and Director